SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                     Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                           HEALTHY PLANET PRODUCTS, INC.
                                  Name of Issuer

                     Common Stock, Par Value $0.01 Per Share
                           Title of Class of Securities

                                   42221N-10-4
                                   CUSIP Number


                                 John V. Winfield
                         President and Chairman of the Board
                              The InterGroup Corporation
                        2121 Avenue of the Stars, Suite 2020
                           Los Angeles, California 90067
                                  (310) 556-1999
                     --------------------------------------------
                     Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications

                                 March 16, 1999
                                ----------------
                Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

CUSIP No. 42221N-10-4                                     Page 2 of 8 Pages
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1.   Name of Reporting Person                     Tax Identification Number

     The InterGroup Corporation                         13-3293645
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2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [x]
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3.   SEC Use Only
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4.   Source of Funds

     WC
------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

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6.   Citizenship or Place of Organization

     Delaware
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Number of                                 7.   Sole Voting Power
Shares                                         1,205,024
Beneficially                              ------------------------------------
Owned by                                  8.   Shared Voting Power
Each
Reporting                                 ------------------------------------
Person                                    9.   Sole Dispositive Power
With                                           1,205,024
                                          ------------------------------------
                                          10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,205,024 Shares of Common Stock
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12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

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13.  Percent of Class Represented by Amount in Row 11

     26.6%
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14.  Type of Reporting Person

     CO
------------------------------------------------------------------------------

CUSIP No. 42221N-10-4                                     Page 3 of 8 Pages
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1.   Name of Reporting Person                     Tax Identification Number

     Santa Fe Financial Corporation                      95-2452529
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2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [x]
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3.   SEC Use Only

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4.   Source of Funds

     WC
------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Nevada
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Number of                                 7.   Sole Voting Power
Shares                                         100,049
Beneficially                              ------------------------------------
Owned by                                  8.   Shared Voting Power
Each
Reporting                                 ------------------------------------
Person                                    9.   Sole Dispositive Power
With                                           100,049
                                          ------------------------------------
                                          10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     100,049 Shares of Common Stock
------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     2.2%
------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
------------------------------------------------------------------------------

CUSIP No. 42221N-10-4                                     Page 4 of 8 Pages
------------------------------------------------------------------------------
1.   Name of Reporting Person                     Tax Identification Number

     John V. Winfield
------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group        (a) [ ]
                                                             (b) [x]

------------------------------------------------------------------------------
3.   SEC Use Only

------------------------------------------------------------------------------
4.   Source of Funds
     PF
------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States
------------------------------------------------------------------------------
Number of                                 7.   Sole Voting Power
Shares                                         817,772
Beneficially                              ------------------------------------
Owned by                                  8.   Shared Voting Power
Each                                           1,305,073
Reporting                                 ------------------------------------
Person                                    9.   Sole Dispositive Power
With                                           817,772
                                          ------------------------------------
                                          10.  Shared Dispositive Power
                                               1,305,073
------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,122,845 of Common Stock
------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     46.9%
------------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
------------------------------------------------------------------------------

                           AMENDMENT NO. 3
                           TO SCHEDULE 13D
                    OF THE INTERGROUP CORPORATION,
                    SANTA FE FINANCIAL CORPORATION
                         AND JOHN V. WINFIELD
                  REGARDING OWNERSHIP OF SECURITIES OF
                     HEALTHY PLANET PRODUCTS, INC.


          This Amendment No. 3 to Schedule 13D is being filed by The InterGroup Corporation, a Delaware Corporation ("InterGroup"), Santa Fe Financial Corporation, a Nevada corporation ("Santa Fe"), and John V. Winfield, the Chairman, President and Chief Executive Officer of InterGroup and Santa Fe in connection with additional purchases of the Common Stock, par value $0.01 per share (the "Common Stock") of Healthy Planet, Inc. (the "Company") by InterGroup, Santa Fe and John V. Winfield pursuant to the Company's rights offering and the issuance of, and adjustments to, certain warrants as a result of that rights offering.

          The following items of this Schedule 13D are amended:


Item 3.   Source and Amount of Funds or Other Consideration.

          InterGroup used working capital as its source of funds to purchase shares of Common Stock by exercising its basic subscription rights and oversubscription rights pursuant to the Company's rights offering.

          Santa Fe used working capital as its source of funds to purchase shares of Common Stock by exercising its basic subscription rights and oversubscription rights pursuant to the Company's rights offering.

          Mr. Winfield used personal funds as his source of funds to purchase shares of Common Stock by exercising his basic subscription rights pursuant to the Company's rights offering.

          As part of the rights offering, InterGroup, Santa Fe and Mr. Winfield agreed with the Company that they would exercise all of their respective basic subscription rights. In consideration for their commitment, the Company agreed to issue to each of them warrants to purchase an aggregate of 250,000 shares of common stock. The warrants were allocated among them, pro rata, according to their ownership percentage before the rights offering, as follows: 148,652 to InterGroup, 10,949 to Santa Fe and 90,399 to Mr. Winfield. The exercise price for those warrants was set at $0.125 above the rights subscription price.

          As a result of the rights offering, an adjustment was also made in the number of shares issuable upon exercise of warrants to purchase common stock owned by InterGroup and Mr. Winfield pursuant to anti-dilution provisions contained in such warrants. An appropriate adjustment in the exercise prices for those warrants was also made.

Item 4.   Purposes of Transactions.

          The acquisition of the Common Stock of the Company by InterGroup, Santa Fe and Mr. Winfield was made in accordance with the Company's rights offering and was purchased for investment purposes.

          InterGroup, Santa Fe and John V. Winfield may, from time to time, purchase additional shares of Common Stock in the open market, in private transactions or by exercise of the Warrants.

          Except as set forth above, InterGroup, Santa Fe and John V. Winfield have no other plans or intentions that relate to or would result in the events set forth in Item 4 of the instructions to Schedule 13D except that, as previously reported, Mr. Winfield was elected as a Class 3 Director of the Company on September 18, 1997 and was appointed as Chairman of the Board of the Company on August 5, 1998.

Item 5.   Interest in Securities of the Issuer.

          (a) As of March 16, 1999, InterGroup may be deemed to beneficially own, for purposes of Section 13(d) of the Exchange Act: (i) 841,800 shares of the Common Stock and (ii) 363,225 shares of the Common Stock which may be acquired by the exercise of warrants. Those shares represent approximately 26.6% of the outstanding Common Stock based on the Company's representations that it had 3,834,584 shares of Common Stock outstanding as of the expiration of the rights offering on March 16, 1999, and assuming the exercise of the all of its warrants, all of the warrants owned by Santa Fe, and all of the warrants and options owned by Mr. Winfield, which would increase the number of shares of outstanding Common Stock to 4,523,729.

          Santa Fe, as of March 16, 1999, may be deemed to beneficially own for purposes of Section 13(d) of the Exchange Act: (i) 89,100 shares of the Common Stock and (ii) 10,949 shares of Common Stock which may be acquired by the exercise of warrants. Those shares represent approximately 2.2% of the Company's outstanding Common Stock assuming the exercise of the all its warrants, all of the warrants owned by InterGroup and all of the warrants and options owned by Mr. Winfield.

          John V. Winfield, as of March 16, 1999, owns: (i)502,800 shares of the Common Stock of the Company; (ii) 304,972 shares of Common Stock which may be acquired by the exercise of warrants; and (iii) options granted to him as a Director to purchase an aggregate of 10,000 shares of Common Stock. Those shares represent approximately 18.1% of the Company's outstanding Common Stock assuming the exercise of all of his warrants and options, all of the warrants owned by InterGroup and all of the warrants owned by Santa Fe. To the extent that Mr. Winfield is also deemed to beneficially own, for purposes of
Section 13(d), the shares of Common Stock and warrants to purchase Common Stock owned by InterGroup and Santa Fe, he would beneficially own 2,122,845 shares of the Common Stock of the Company, representing approximately 46.9% of the outstanding Common Stock assuming the exercise of all of the warrants and options owned by InterGroup, Santa Fe and Mr. Winfield.

          (b) As the Chairman, President, Chief Executive Officer and controlling shareholder of InterGroup, John V. Winfield shares the voting power and disposition power with respect to the Common Stock and warrants owned by InterGroup. As the Chairman, President and Chief Executive Officer of Santa Fe, John V. Winfield shares the voting power and disposition power with respect to the Common Stock and warrants owned by Santa Fe.

          John V. Winfield has sole voting power and disposition power with respect to the Common Stock, warrants and options owned by him.

          (c) Information with respect to transactions effected in the Common Stock during the past sixty (60) days is set forth below:

                             Number of     Price per
    Name          Date        Shares         Share            Nature
    ----          ----       ---------     ---------          ------
  InterGroup     03/16/99     551,200       $1.0625     Rights Subscription
  InterGroup     03/16/99      15,000       $1.0625     Rights Oversubscription
  Santa Fe       03/16/99      40,600       $1.0625     Rights Subscription
  Santa Fe       03/16/99      28,200       $1.0625     Rights Oversubscription
  John Winfield  03/16/99     335,200       $1.0625     Rights Subscription

          In consideration for their commitment to exercise all of their basic commitment rights under the Company's rights offering, warrants to purchase an aggregate of 250,000 shares were issued to InterGroup, Santa Fe and Mr. Winfield on March 16, 1999 and were allocated among them, pro rata, according to their ownership percentage before the rights offering, as follows: 148,652 to InterGroup, 10,949 to Santa Fe and 90,399 to Mr. Winfield. The exercise price for those warrants was set at $1.1875, which was $0.125 above the rights subscription price. Those warrants expire on March 15, 2004.

          (d) No person other than John V. Winfield, InterGroup, Santa Fe and John V. Winfield, as Chairman, President and Chief Executive Officer of InterGroup and Santa Fe has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the securities disclosed in Item 5(a) above.

          (e) Inapplicable.




                              SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 22, 1999                  THE INTERGROUP CORPORATION


                                   By: /s/ John V. Winfield
                                       --------------------------
                                       John V. Winfield,
                                       Chairman, President and
                                       Chief Executive Officer


Dated: March 22, 1999                  SANTA FE FINANCIAL CORPORATION


                                   By: /s/ John V. Winfield
                                       --------------------------
                                       John V. Winfield,
                                       Chairman, President and
                                       Chief Executive Officer


Dated: March 22, 1999              By: /s/ John V. Winfield
                                       --------------------------
                                       John V. Winfield